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                                                                    Exhibit 99.1

(TECHFAITH WIRELESS LOGO)


                  TECHFAITH APPOINTS NEW INDEPENDENT DIRECTOR

BEIJING, CHINA - SEPTEMBER 1, 2005, China TechFaith Wireless Communication Technology Limited (Nasdaq: CNTF), an independent mobile handset design house based in China, is pleased to announce the appointment of a new independent director, Mr. Robert Chen, with immediate effect.

Robert Chen recently retired from SangFei Consumer Communications Co., Ltd ("SangFei"), a joint venture of Philips and China Electronics Corporation, which produces mobile phones and MP3 players for OEMs & ODMs. Mr. Chen had been the general manager of SangFei and a senior consultant of Philips China for nine years. Prior to joining SangFei, Robert was a general manager of National Semiconductor China, a joint venture with National Semiconductor. Mr. Chen has over 30 years experience in the consumer electronic products and wireless terminals industries.

Commenting on the appointment, TechFaith's Chairman and CEO, Mr. Defu Dong said "We are very pleased to have Robert Chen joining our Board. This marks another step in TechFaith's effort to enhance corporate governance. Robert's extensive experience and relationships in the industry will also be of great value to us as we rapidly expand our operations."


ABOUT TECHFAITH

TechFaith is a leading independent mobile handset design house based in China. TechFaith provides complete design services spanning the entire handset design cycle, which involves industrial design, mechanical design, software design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. TechFaith designs mobile handsets and provides mobile handset solutions on GSM/GPRS, WCDMA/UMTS and CDMA technologies. TechFaith has also commenced the design of smart phones, which provide significant data capabilities in addition to the normal functions of a mobile handset. TechFaith's customers include both Chinese domestic handset brand owners and international handset brand owners. Since its inception in 2002, TechFaith has experienced substantial growth and become one of the largest independent mobile handset design houses in the world.

For further information about TechFaith, please contact

Ms. Yuping OuYang
Tel: 86-10-5822-9918
E-mail: inforequest@mail.techfaith.cn
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